Ecopetrol announces changes in senior management

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”, and Ecopetrol and its subsidiaries, the “Ecopetrol Group”) informs that the following changes will be made in its senior management:

•	Walter Fabián Canova, who has been serving as Vice President of Refining and Industrial Processes, will perform his duties until January 15, 2025 and will terminate his employment contract by mutual agreement, after working at the Company for more than seven years.

•	Felipe Trujillo López, current Vice President of Commercial and Marketing, will serve as Vice President of Refining and Industrial Processes until a permanent appointment is made.

Felipe is an Industrial Engineer from the Pontificia Universidad Javeriana, a Specialist in Strategic Marketing from CESA and holds a Master's Degree in Business Administration from the University of Los Andes. He has 25 years of experience in commercial and marketing positions, of which 20 years have been in the oil and gas industry in the areas of marketing, commercialization, evaluation and structuring of new businesses.

He has held different positions in Ecopetrol, including Commercial and Marketing Vice President, National Marketing Manager, Petrochemicals and Industrials Manager, New Business Manager, Gas Manager and Products and Petrochemicals Manager. In this last role, he was in charge of the marketing and trading of the fuels and petrochemicals and industrial products that Ecopetrol produces in its refineries and that it commercializes in the national and international markets.

•	Julio César Herrera will serve as Vice President of Commercial and Marketing in charge as of January 15, 2025 and until a permanent appointment is made.

Julio has more than 30 years of experience in the oil and gas industry as a leader of transformation and growth strategies. He holds an accounting degree from Javeriana University, has studied marketing and sales at the Kellogg School of Management at Northwestern University in Chicago, and finance at the Wharton School of the University of Pennsylvania. In his different roles at ExxonMobile, BP and Ecopetrol, he has participated in various international businesses in the Americas and the Caribbean, as well as in Europe, Africa, the Middle East and Australia. In recent years, he has focused in the marketing of crude oil and products in the Americas as General Manager of Ecopetrol US Trading.

Ecopetrol express its gratitude to Walter Fabián Canova for his years of service, his valuable management, the contributions made to the Ecopetrol Group, and wishes him much success in his new professional affairs.

Bogota D.C., January 15, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co